UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and
Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 7)

Taiwan Semiconductor Manufacturing Company Ltd.
(Name of Issuer)

Common Shares, par value NT$10 per share
(Title of Class of Securities)

874039-10-0
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d – 1(b)

☐	Rule 13d – 1(c)

☒	Rule 13d – 1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874039-10-0	13G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Development Fund of the Executive Yuan of the Republic of China
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,581,649,966
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,581,649,966
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,649,966
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%
12	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer.

Taiwan Semiconductor Manufacturing Company Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices.

No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, the Republic of China.

Item 2(a).	Name of Person Filing.

See the response to Item 1 on the attached cover page.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of The Development Fund of the Executive Yuan of the Republic of China is 3/F, No. 2 Ai Kuo West Road, Taipei, Taiwan, the Republic of China.

Item 2(c).	Citizenship.

See the response to Item 4 on the attached cover page.

Item 2(d).	Title of Class of Securities.

Common Shares, par value NT$10 per share.

Item 2(e).	CUSIP Number.

874039-10-0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act,

(b) ☐	Bank as defined in Section 3(a)(6) of the Act,

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act,

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940,

(e) ☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F),

(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

See the response to Item 9 on the attached cover page.

(b)	Percent of class:

See the response to Item 11 on the attached cover page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See the response to Item 5 on the attached cover page.

(ii) Shared power to vote or to direct the vote:

See the response to Item 6 on the attached cover page.

(iii) Sole power to dispose or to direct the disposition of:

See the response to Item 7 on the attached cover page.

(iv) Shared power to dispose or to direct the disposition of:

See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2006

THE DEVELOPMENT FUND OF THE EXECUTIVE YUAN OF THE REPUBLIC OF CHINA

By:	/s/ Ching-Chyi Lai

	Name:	Ching-Chyi Lai
	Title:	Executive Secretary